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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing

MAY 2 1 2018

Washington, DC

SEC FILE NUMBER
8-48795

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/17___ AND ENDING ___03/31/18___
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MACKIE RESEARCH USA INC.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

199 BAY STREET, SUITE 4500
(No. and Street)

TORONTO	ONTARIO	M5L 1G2
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ANDREW C. SELBIE   416-860-7615
                                                          (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

333 BAY STREET, SUITE 4600	TORONTO	ONTARIO	M5H 2S5
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant
☐ Public Accountant
☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, __ANDREW C. SELBIE_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__MACKIE RESEARCH USA INC._____ , as

of _____ __MARCH 31st__ , 20 __18__ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

CHIEF EXECUTIVE OFFICER

Title

__Notary Public__

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) A report on the Exemption Provision.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*
- ☒ (p) Mackie Research USA Inc. Exemption Report.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research
Capital Corporation)

**Financial Statements and Supplementary Information
(Expressed in U.S. dollars)**

**Year ended March 31, 2018
(with Report of Independent Registered
Public Accounting Firm)**

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

March 31, 2018

Table of Contents



KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto, ON M5H 2S5
Canada

Telephone: (416) 777-8500
Fax: (416) 777-8818
Internet: www.kpmg.ca

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Mackie Research USA Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mackie Research USA Inc. (the Company) as of March 31, 2018, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or



Page 2

the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (and 17 C.F.R. § 1.10). In our opinion, the supplemental information contained in Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

April 30, 2018
Toronto, Canada

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Statement of Financial Condition
(Expressed in U.S. dollars)

As of March 31, 2018

Assets

Cash	$ 1,398,691
Prepaid expenses	11,164
Due from parent company (note 2)	982,679
Income tax receivable	11,988
Total assets	$ 2,404,522

Liabilities and Stockholder's Equity

Liabilities:	
Accounts payable and accrued liabilities	$ 52,116
	52,116
Stockholder's equity:	
Authorized:	
Unlimited preference shares, issuable in series, no par value	
Unlimited common shares, no par value	
Issued:	
1 common share	101
Additional paid-in capital	932,552
Retained earnings	1,419,753
	2,352,406
Total liabilities and stockholder's equity	$ 2,404,522

See accompanying notes to financial statements.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Statement of Income
(Expressed in U.S. dollars)

Year ended March 31, 2018

Revenue:	
Agency commission	$ 75,031
Principal trading	(11)
Underwriting revenue	10,977
	85,997
Expenses:	
General and administrative services (note 2)	30,000
Professional fees	34,121
Regulatory fees	20,435
Other	4,234
	88,790
Loss before income taxes	(2,793)
Recovery of income taxes (note 4):	
Current	(32,127)
	(32,127)
Net profit	$ 29,334

See accompanying notes to financial statements.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

Year ended March 31, 2018

	Common share	Additional paid-in capital	Retained earnings	Total
Stockholder's equity, beginning of year	$ 101	$ 932,552	$ 1,390,419	$ 2,323,072
Net profit	-	-	29,334	29,334
Stockholder's equity, end of year	$ 101	$ 932,552	$ 1,419,753	$ 2,352,406

See accompanying notes to financial statements.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Statement of Cash Flows
(Expressed in U.S. dollars)

Year ended March 31, 2018

Cash flows from operating activities:		
Net profit	$	29,334
Adjustments to reconcile net profit to		
cash flows provided by operating activities:		
Decrease (increase) in operating assets:		
Prepaid expenses		(1,077)
Due from parent company		7,371
Income tax receivable		(11,988)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued liabilities		(10,507)
Income taxes payable		(14,200)
Cash used by operating activities		(30,401)
Decrease in cash		(1,067)
Cash, beginning of year		1,399,758
Cash, end of year	$	1,398,691

See accompanying notes to financial statements.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Notes to Financial Statements
(Expressed in U.S. dollars)

Year ended March 31, 2018

1. **Organization and significant accounting policies:**

Mackie Research USA Inc. (the "Company") was incorporated under the Canada Business Corporations Act on November 21, 2002. On January 1, 2013, the Company amalgamated with NCP Northland Capital Partners (USA) Inc. and continued business under the name Mackie Research USA Inc.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company computes its regulatory net capital under the basic method of the SEC Uniform Net Capital Rule ("Rule 15c3-1"). The Company's primary source of revenue is agency commission fees from securities trade executions for U.S. resident institutional clients.

The Company is a wholly-owned subsidiary of Mackie Research Capital Corporation (the "Canadian Broker-Dealer Parent"), a Canadian-owned investment dealer and member of the Investment Industry Regulatory Organization of Canada ("IIROC") and all major Canadian stock exchanges.

The Company clears all transactions with and for customers, on a fully disclosed basis, through its Canadian Broker-Dealer Parent. Accordingly, the Company does not hold customer securities or perform custodial functions relating to customer accounts pursuant to SEC Rule 15c3-3(k)(2)(i).

The significant accounting policies are as follows:

(a) Basis of presentation:

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b) Securities transactions:

Customers' securities transactions are reported on a settlement-date basis, with related commission income and expenses reported on a trade-date basis.

1. **Organization and significant accounting policies (continued):**

   (c) Foreign exchange translation:

   Monetary assets and liabilities of the Company that are denominated in foreign currencies are translated into U.S. dollars at an exchange rate prevailing at the year-end date. Transactions included in operations are translated at the average rate for the year. Exchange gains and losses resulting from the translation of these amounts are reflected in the statement of income in the year in which they occur.

   (d) Revenue recognition:

      (i) Agency commission:

      Agency commission revenue is recorded on a trade date basis.

      (ii) Underwriting revenue:

      Underwriting revenue is derived from sales in new issue deals originating through the Canadian Broker-Dealer Parent and is recorded on a trade date basis.

   (e) Trading assets:

   Trading assets are recorded at fair value on a trade date basis. Fair value is based on quoted closing market prices for exchange-traded or over-the-counter securities. Where no market exists, fair value is determined based on management's best estimate. Realized and unrealized changes in fair value are recorded as principal trading in the statement of operations in the year the changes occur.

1. **Organization and significant accounting policies (continued):**

   FASB ASC 820 categorizes financial instruments measured at fair value into a hierarchy that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the observability of inputs as follows:

   - Level 1 - valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgement;

   - Level 2 - valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly; and

   - Level 3 - valuations based on inputs that are unobservable and significant to the overall fair value measurement.

   (f) Income taxes:

   The Company follows the asset and liability method of accounting for corporate income taxes. Under this method, deferred tax assets and liabilities represent the amount of tax applicable to temporary differences between the carrying amounts of the assets and liabilities and their values for tax purposes. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Changes in deferred income taxes related to a change in tax rates are recognized in income in the year of the tax rate change.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended March 31, 2018

1. **Organization and significant accounting policies (continued):**

   (g) Use of estimates:

   The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

   (h) Recently Issued Accounting Standards:

   In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", which provides comprehensive guidance on the recognition of revenue from contracts with customers arising from the transfer of goods and services. The new guidance creates a common revenue recognition standard across all industries and requires new disclosures. ASU No. 2014-09 is effective for annual reporting periods beginning after December 15, 2018 and early adoption is not permitted. Therefore, this guidance is effective for the Company beginning April 1, 2019. The Company is evaluating the effect of this new guidance on its financial statements.

2. **Related party transactions and balances:**

   Under an operating agreement, the Canadian Broker-Dealer Parent provides certain general and administrative functions on behalf of the Company in the normal course of business, which are recorded at the exchange amount, being the amount agreed to by the parties. During the year ended March 31, 2018, the total of such charges was $30,000.

   On January 16, 2012, the Company entered into a subordinated loan agreement in which it loaned $978,186 to its Canadian Broker-Dealer Parent. The loan bears no interest and is due on demand but may not be repaid without the prior approval of IIROC and notification to FINRA. A balance of $4,493 is due from the Canadian Broker-Dealer Parent and is non-interest bearing and payable on demand. These balances are reflected in due from parent company on the statement of financial condition.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended March 31, 2018

2. **Related party transactions and balances (continued):**

The transactions with the Canadian Broker-Dealer Parent described above and the effect thereof on the accompanying financial statements may not necessarily be indicative of the effect that might have resulted from dealing with non-affiliated parties.

3. **Regulatory net capital requirement:**

The Company is subject, under Rule 15c3-1, to maintain minimum net capital and an allowable ratio of aggregate indebtedness to net capital, as defined under this rule. Under the basic method, the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness. As at March 31, 2018, the Company had net capital of $1,346,575, which is $1,096,575 in excess of the required minimum net capital of $250,000. The ratio of aggregate indebtedness to net capital at March 31, 2018 was approximately 3.87.

4. **Income taxes:**

(a) Income tax expense (recovery):

Current tax provision:		
Tax provision	$	(11,988)
Adjustment for prior periods		(20,139)
	$	(32,127)

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Notes to Financial Statements (continued)
(Expressed in U.S. dollars)

Year ended March 31, 2018

4. **Income taxes (continued):**

(b) Rate reconciliation:

Taxation at Canadian statutory income tax rate of 26.50%	$	(740)
Foreign exchange		(11,224)
Adjustments for prior period		(20,139)
Other		(24)
	$	(32,127)

For Canadian tax purposes, the Company files a Canadian dollar tax return in Canada. The foreign exchange balance above in the income tax rate reconciliation reflects the translation of the Canadian dollar tax provision to U.S dollars for the purposes of these financial statements.

5. **Financial instruments:**

(a) Credit risk:

Credit risk is the amount of accounting loss the Company would incur if a counterparty failed to perform its obligations under contractual terms. All of the clearing and depository operations for the Company are performed by the Canadian Broker-Dealer Parent as clearing broker pursuant to an operating agreement. The Canadian Broker-Dealer Parent, as clearing broker, reviews, as considered necessary, the credit standing of the counterparties with which the Company conducts business. The Company's exposure to credit risk, associated with the non-performance by counterparties in fulfilling their contractual obligations pursuant to securities transactions, can be directly impacted by volatile securities markets, credit markets and regulatory changes.

(b) Currency risk:

Currency risk is the risk that the market value of financial instruments and the associated revenue will fluctuate due to changes in exchange rate. The Company believes currency risk is minimal and it does not hedge its exposure to currency risk.

5. **Financial instruments (continued):**

(c) Price risk:

The Corporation has minimal exposure to price risk given the Company does not have financial instruments subject to changes in fair value based on quoted market prices.

(d) Fair values of financial assets and liabilities:

The fair values of financial assets and liabilities not carried at fair value, including cash, due from parent company and accounts payable and accrued liabilities, approximate their carrying amounts due to the imminent or short-term maturity of these financial instruments. As at March 31, 2018, the Company has no financial instruments carried at fair value on the statement of financial condition.

6. **Contingencies:**

In the normal course of business, the Company may be involved in litigation. At March 31, 2018, no litigation was pending against the Company nor is management aware of any unasserted claims or assessments against the Company.

7. **Subsequent events:**

The Company has evaluated the effects of subsequent events that have occurred subsequent to the year ended March 31, 2018 and through to April 30, 2018, which is the date the financial statements were issued. During this period, there have been no events that would require recognition in or disclosure in the financial statements.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the
Securities and Exchange Commission
(Expressed in U.S. dollars)

Year ended March 31, 2018

Total stockholder's equity from statement of financial condition	$ 2,352,406
Deductions:	
Prepaid expenses	11,164
Due from Canadian broker-dealer parent	982,679
Income tax receivable	11,988
	1,005,831
Net capital	$ 1,346,575
Basic net capital requirement:	
Greater of:	
(i) Minimum net capital required, based on aggregate indebtedness	$ 3,474
(ii) Minimum net capital	250,000
Net capital requirement	$ 250,000
Excess net capital	$ 1,096,575
Aggregate indebtedness	$ 52,116
Ratio of aggregate indebtedness to net capital	3.87

The above calculation does not differ materially from the computation of net capital under Rule 15c3-1 as of March 31, 2018, filed by the Company on Form X-17A-5 with the SEC and FINRA on April 24, 2018.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Schedule II - Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3 of the
Securities and Exchange Commission
(Expressed in U.S. dollars)

March 31, 2018

The Company is exempt under subsection k(2)(i) of SEC Rule 15c3-3.

MACKIE RESEARCH USA INC.

(A wholly-owned subsidiary of Mackie Research Capital Corporation)

Schedule III - Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange Commission
(Expressed in U.S. dollars)

March 31, 2018

1. Customers' fully paid and excess margin securities
   not in the respondent's possession or control as of March 31,
   2018 (for which instructions to reduce to possession or control
   had been issued as of March 31, 2018 but for which the
   required action was not taken by respondent within the time
   frames specified under Rule 15c3-3) $ -

   A. Number of items   -

2. Customers' fully paid securities and excess margin securities
   for which instructions to reduce to possession or control had not
   been issued as of March 31, 2018, excluding items arising
   from "temporary lags which result from normal business
   operations" as permitted under Rule 15c3-3 $ -

   A. Number of items   -

This schedule does not differ materially from the computation of net capital under Rule 15c3-1 as of March 31, 2018, filed by the Company on Form X-17A-5 with the SEC and FINRA on April 24, 2018.



KPMG LLP
Chartered Professional Accountants
Bay Adelaide Centre
333 Bay Street Suite 4600
Toronto, ON   M5H 2S5
Canada

Telephone: (416) 777-8500
Fax: (416) 777-8818
Internet: www.kpmg.ca

Report of Independent Registered Public Accounting Firm

The Board of Directors
Mackie Research USA Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report under SEC Rule 17a-5(d)(4) (the "Exemption Report"), in which Mackie Research USA Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i), (the "exemption provision"); and (2) the Company stated that it met the identified exemption provisions from April 1, 2017 to March 31, 2018, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

April 30, 2018
Toronto, Canada

Mackie Research ⟩ USA Inc.

Mackie Research USA Inc.'s Exemption Report

April 30, 2018

Mackie Research USA Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4).

The identified provision(s) under which the Company claims an exemption from § 240.15c3-3 is specifically the exemption provision found in § 240/15c3-3(k)(2)(i).

To the best of the Company's knowledge and belief, the Company states it has met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout its most recent fiscal year, without exception.

§ 240.15c3-3(k)(2)(i) stipulates that an exemption may be relied upon if the Broker or Dealer "carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)". During the course of its fiscal year of April 01, 2017 to March 31, 2018 the Company carried no margin accounts, did not hold any client securities or assets, and owed no money or securities to customers, with the exception of occasional failed trades that were remedied on a timely basis with no capital impact. No financial transactions occurred in the fiscal period between the Company and its customers that would require a bank account(s) designated as "Special Account for the Exclusive Benefit of Customers of Mackie Research USA Inc.

Very truly yours,

Mackie Research USA Inc.

_____
Mr. Andrew C. Selbie
Chief Executive Officer, President & Chief Financial Officer

_____
Ms. Rose Barbieri
Chief Compliance Officer

www.mackieresearch.com

199 Bay Street, Commerce Court West, Suite 4500, Box 368, Toronto, ON M5L 1G2 T. (416) 860-7600 F. (416) 860-7671